UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-37542

CRH MEDICAL CORPORATION (Translation of registrant’s name into English) 578 - 999 Canada Place, World Trade Center Vancouver, British Columbia, Canada V6C 3E1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the Six months ended June 30, 2017 and 2016
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six months ended June 30, 2017 and 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH MEDICAL CORPORATION
(Registrant)

Date:	August 3, 2017	By:	/s/ Richard Bear
			Name:	Richard Bear
			Title:	Chief Financial Officer